LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
E-Mail: gaa@attglobal.net

August 8, 2005

Brigitte Lippmann
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

  Re:
  Ready Mix, Inc. Amendment No. 3 to Form S-1
  No. 333-122754

Dear Ms. Lippmann:

        In response to your letter to us dated July 25, 2005, we are enclosing herewith Amendment No. 3 to the Registration Statement on Form S-1 of the Company. We have responded to the Staff's comments using the same paragraph numbers contained in the Staff's letter to us dated July 25, 2005.

        1.     We have deleted the registration of the common stock underlying the underwriter's warrants.

        2.     Since we have deleted the registration of the common stock underlying the underwriter's warrants, no response to this comment is necessary.

        3.     We have deleted the maps as well as the pictures from the inside cover page.

        4.     Supplemental information has been provided below to show how we reconciled working capital (Current assets less Current liabilities) from the historical amount now as of June 30, 2005 to the pro forma, as adjusted, amount.

June 30, 2005
Current assets	9,931,993
Current liabilities	(11,168,056)

Working Capital	(1,236,063)
Net proceeds from offering to be used as working capital	3,112,586
Reduction of Current liabilites:
Repayment of Due to Affiliates	1,764,047
Repayment of Intercompany income tax payable	1,298,367

Proforma Working Capital	4,938,937

        5.     The registration statement has been revised to reflect income tax as a component of the table under the "Results of Operations."

        6.     We have listed all executive officers and directors separately.

        7.     The registration statement has been updated to include additional disclosure in Note 1—Summary of Significant Accounting Policies and Use of Estimates to reflect disclosures on Reportable Segments and Related Information. The percentages of revenue by construction category are only estimates as we have no means of tracking exactly which category of construction our customers perform on a daily basis. In other words, a residential construction customer may perform some commercial work and we would not identify that commercial work as commercial work, but instead as residential construction. Therefore the disclosures are an approximation and are so labeled.

        8.     The registration statement has been revised as it relates to the Commitments and Contingencies. We have separated the purchase agreements and the operating lease agreements into separate future minimal tables and reported the expense related to each individually.

        9.     The registration statement has been revised as it relates to disclosure requirements as provided in Paragraph 2e of SFAS 148, Accounting for Stock-Based Compensation.

        10.   Pursuant to your request, the statement has been revised to include the detail of the entire Notes payable balance as of June 30, 2005 and December 31, 2004.

        11.   Clint Tryon has been identified as the Principal Accounting Officer on the signature page.

        12.   We have revised the legal opinion.

        13.   We have revised the consent of Semple and Cooper to indicate their report is dated March 2.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ GARY A. AGRON Gary A. Agron

gaa/wcl
Enclosure

cc:
Bradley E. Larson, CEO
Ready Mix, Inc.